

April 30, 2014

Via E-mail
David S. Schulz
Chief Financial Officer
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

> **Re:** **Armstrong World Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed April 28, 2014**
> **File No. 1-2116**

Dear Mr. Schulz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors, page 11

1. In future filings, please avoid generic risk factors that appear to discuss risks that could apply to any company and ensure that your risk factors elaborate on the material risk currently impacting your business. In particular, we note the risk factor entitled "Key Customers."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2. In future filings and consistent with your fiscal year 2012 Form 10-K, please provide a discussion and analysis of liquidity and capital resources for all three fiscal years presented rather than the two most recent fiscal years. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

Signatures

3. This report does not appear to have been signed by a majority of your directors. Refer to General Instruction D(2)(a) and (b) of Form 10-K. Please advise.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Continuing Operations, page 29

4. We note that your effective tax rate has had significant variability between periods presented with a continuing reference to changes in the mix of income in tax jurisdictions among other factors. In future filings, please expand upon this disclosure to provide investors with additional insight into the tax jurisdictions materially impacting your effective tax rate for each period presented that includes quantified information. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures that you would have included in your first quarter of fiscal year 2014 Form 10-Q in response to this comment.

Financial Condition and Liquidity, page 32

5. We note that you attribute the negative trend in your operating cash flows to a change in working capital without any additional insight as to the material factors contributing to this negative trend other than to note that cash flow is generally lower in the first and fourth quarters. We further note that the ratios of accounts and notes receivable as a percentage of quarterly net sales and inventories as a percentage of quarterly cost of goods sold increased in comparison to the prior quarter. Finally, we note that there was a negative impact from the timing of payments of accounts payable and accrued expenses. Please confirm to us that you will provide investors with a discussion and analysis of the material components of your working capital that includes the factors contributing to changes in those material components in future filings to the extent that changes in working capital has a material impact, positive or negative, to your operating cash flows. Please provide us with the disclosures that you would have included in your first quarter of fiscal year 2014 Form 10-Q in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Terence O'Brien
Accounting Branch Chief